

02005794

NITED STATES
D EXCHANGE COMMISSION
ıington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39857


FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gregory, Zent & Swanson Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4011 W. Jefferson Blvd.
(No. and Street)

Fort Wayne	IN	46804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Allison (260)432-3763
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Culp & Co., Certified Public Accountants
(Name — *if individual, state last, first, middle name)*

7327 W. Jefferson Blvd.	Fort Wayne	IN	46804
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02
S.S

OATH OR AFFIRMATION

I, Christopher J. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory, Zent & Swanson Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Indiana
County of Steuben
Linda K. Allison
Linda K. Allison, Notary Public
Commission expires 3/7/08

Notary Public

Signature

Vice-President

Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
N/A☐ (m) A copy of the SIPC Supplemental Report.
N/A☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY, ZENT & SWANSON INC.

AUDIT REPORT

DECEMBER 31, 2001

CONTENTS

	Page No.
Independent auditors' report	1
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7
Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission	10
Computation for determination of reserve requirements under rule 15c3-3	11
Report on control structure	12

Board of Directors
Gregory, Zent & Swanson Inc.
Fort Wayne, Indiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Gregory, Zent & Swanson Inc., an Indiana corporation, as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory, Zent & Swanson Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages nine through twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 15, 2002

GREGORY, ZENT & SWANSON INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash on hand and in bank	$142,488
Accounts receivable - Clearing	70,688
organization - Note 2	70,688
Prepaid expenses	20,671
Overpaid income taxes	5,249
Other assets - Note 3	3,300
Furniture and fixtures, at cost, less accumulated depreciation of $59,058	30,164
Total assets	$272,560

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable - Note 4	$ 48,126
Payroll taxes accrued and withheld	7,669
Accrued expenses	6,900
Deferred income taxes - Note 5	12,906
Total liabilities	75,601
Stockholders' Equity:	
Common stock - Notes 6 and 7	
Authorized - 1,000 shares with no par value	
Issued and outstanding - 595 shares	59,500
Retained earnings	137,459
Total stockholders' equity	196,959
Total liabilities and stockholders' equity	$272,560

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues -	
Commissions and management fees	$1,359,726
Interest and dividend income	7,887
Total revenues	1,367,613
Expenses -	
Commissions - Note 4	725,380
Transaction fees	174,640
Salaries and wages	120,545
Office supplies	21,906
Rent	21,285
Telephone	15,061
Computer services	49,438
Depreciation and amortization	9,407
Licenses and permits	8,730
Legal and professional	9,130
Payroll and property taxes	25,433
Travel and entertainment	47,572
Dues and subscriptions	15,760
Utilities	5,995
Insurance	10,353
Education	583
Marketing and advertising	5,547
Employee benefits	21,927
Donations	1,006
Investment advisory services	67,559
Bank charges	101
Total expenses	1,357,358
Income before income taxes	10,255
Income taxes - Note 9	5,042
Net income	$ 5,213

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Retained Earnings	Total
Balance at January 1, 2001	$58,500	$132,246	$190,746
Net income	-	5,213	5,213
Issuance of 10 shares of common stock	1,000	-	1,000
Balance at December 31, 2001	$59,500	$137,459	$196,959

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities at January 1, 2001	$ -
Increases	-
Decreases - Payment of subordinated note	-
Subordinated liabilities at December 31, 2001	$ -

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 5,213
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation and amortization	9,407
(Increase) in accounts receivable	(6,744)
(Increase) in prepaid expenses	(3,739)
(Increase) in overpaid income taxes	(5,249)
(Decrease) in payroll taxes accrued and withheld	(342)
Increase in accrued expenses	400
(Decrease) in accrued income taxes	(146)
Increase in deferred income taxes	2,590
(Decrease) in commissions payable	(8,266)
Net cash (used in) operating activities	(6,876)
Cash flows from investing activities:	
Purchase of furniture and fixtures	(3,302)
Net cash (used in) investing activities	(3,302)
Cash flows from financing activities:	
Sale of common stock	1,000
Net cash provided by financing activities	1,000
Net (decrease) in cash and cash equivalents	(9,178)
Cash and cash equivalents at beginning of year	151,666
Cash and cash equivalents at end of year	$142,488
Supplemental disclosures of cash flow information:	
Cash paid during the year for -	
Interest	$ -
Income taxes	$ 7,935

The accompanying notes are an integral part of these financial statements.

- David Culp & Co., Certified Public Accountants -

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1: Accounting policies -

Method - The accounts are maintained on the accrual basis.

Nature of business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company services clients predominately located in Northeastern Indiana.

Use of estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Customers' securities - Transactions and related commission income and expenses are recorded on a settlement date basis.

Marketable securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers investments in money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2001 consisted of the following:

Cash on hand and in bank	$142,488

Advertising - The Company expenses advertising as incurred. Advertising expense was $1,314 for the year ended December 31, 2001.

Note 2: Clearing organization - All customer transactions are cleared through The Chicago Corporation.

Net commissions and credits due from ABN Amro, Inc. at December 31, 2001, consisted of the following:

Net commissions	$70,688

Note 3: Other assets - The Company purchased 300 warrants to purchase up to 1,200 shares of NASDAQ. The warrants are exercisable in tranches of 300 beginning on or before June 28, 2002. Additional tranches of 300 are executable on or before June 28, 2002, 2004 and 2005. The Company intends to hold the shares of NASDAQ for voting, information and research purposes.

Note 4: Related party transactions - Commissions payable at December 31, 2001 of $40,041 are owed to stockholders of the Corporation. Commissions paid to the stockholders during 2001 were $628,014.

Note 5: Deferred income taxes - Deferred income taxes result from a timing difference in the recognition of revenues and expenses for financial reporting and income tax reporting. The principal sources of these differences are the difference between book and tax depreciation and the difference between accrual basis financial reporting versus cash basis tax reporting.

Note 6: Net capital requirement - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $137,428, which was $87,428 in excess of its required net capital of $50,000. The Company's net capital ratio was .55 to 1.

Note 7: Stock options - The Company granted options to purchase 10 shares of stock of the Company at an option price of $100 per share if exercised in its entirety on or before January 31, 2001. The options were exercised in 2001.

Note 8: Stock Buyout Agreement - On November 13, 1996, the Corporation and shareholders of the Corporation entered into an agreement which requires the Corporation to buy the shares of a minority shareholder upon the death or disability of the shareholder. The Company also entered into an agreement with the president and vice-president of the Corporation which requires the sale of stock to the vice-president upon the death or disability of the president.

Note 9: Income tax expense - The components of the income tax expense for the year ended December 31, 2001 are:

Note 9: Income tax expense (Continued) -

Current -	
Federal	$1,456
State	995
	2,451
Deferred -	
Federal	1,568
State	1,023
	2,591
Total expense	$5,042

The deferred tax provision results from a difference in the recognition of revenue and expenses for tax and financial statement purposes. The sources of this difference and the tax effect are as follows:

Accrual versus cash reporting	$1,242
Depreciation	1,349
	$2,591

A reconciliation of the statutory income tax rates and the effective tax rate for the year ended December 31, 2001 is as follows:

Tax at statutory rate	$1,126
Permanent timing differences -	
Nondeductible meals and entertainment	3,087
Miscellaneous timing differences	829
Current tax provision	$5,042

GREGORY, ZENT & SWANSON INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net Capital:		
Total stockholders' equity		$ 196,959
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		196,959
Deductions and/or charges -		
Nonallowable assets -		
Petty cash	$ 50	
Other assets	3,300	
Prepaid expenses	20,671	
Overpaid income taxes	5,249	
Furniture and fixtures	30,164	59,434
Net capital before haircuts on securities positions		137,525
Haircuts on securities		97
Net capital		$ 137,428
Aggregate Indebtedness		$ 75,601
Computation of Basic Net Capital Requirements:		
Minimum net capital required (15 to 1 ratio)		$ 5,040
Minimum dollar net capital required ($50,000)		$ 50,000
Excess net capital		$ 87,428
Ratio: Aggregate indebtedness to net capital		.55 to 1 or 55%
Reconciliation With Company's Computation, (included in Part II of Form X-17A-5 as of December 31, 2001):		
Net capital, as reported in Company's Part II (unaudited) -		
FOCUS report		$ 137,426
Rounding		2
Net capital, per above		$ 137,428

GREGORY, ZENT & SWANSON INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3. All customer transactions are cleared through ABN Amro, Inc. on a fully disclosed basis.

Board of Directors
Gregory, Zent & Swanson Inc.
Fort Wayne, Indiana

We have audited the financial statements of Gregory, Zent & Swanson Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 15, 2002. In planning and performing our audit of the financial statements of the Company, we considered its internal control structure (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gregory, Zent & Swanson Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 and (ii) in the safeguarding of occasional receipts of securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and should not be used for any other purpose.

David Culp & Co.
David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 15, 2002